Exhibit 99.2

Management’s Discussion and Analysis of financial condition and results of operations

You should read the following discussion and analysis of our financial condition and results of operations together with the Unaudited Condensed Interim Consolidated Financial Statements and related notes included in Item 1 of Part I of this Interim Financial Report for the nine months of 2023 (this “Interim Report”) and with our Audited Consolidated Financial Statements and the related notes for the fiscal year ended December 31, 2022 included in our Form F-1 filed with the SEC on September 25, 2023 and in our Form 6-K, which included the financial information for the period ending June 30, 2023, which was furnished with the SEC on September 20, 2023.

Special note regarding forward-looking statements

Some of the statements contained in this Interim Report (including information incorporated by reference herein) include “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act of 1934, as amended (the “Exchange Act”) regarding, amongst other things, the plans, strategies, and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries and/or affiliates. These statements are based on the beliefs and assumptions of management. Although we believe that the plans, strategies, intentions, and expectations reflected in, or suggested by, these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, strategies, intentions, or expectations.

Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” or similar expressions; provided that the absence of these does not means that a statement is not forward-looking.

These statements are based on the current expectations of Management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals Limited and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone’s business, and actual results may differ materially.

Management’s Discussion and Analysis of financial condition and results of operations

Special note regarding forward-looking statements (continued)

These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions, global inflation and cost increases for materials and services; failure to establish mineral reserves and mineral resources, the grade and recovery of metals and/or minerals which are mined, success of future exploration, reliability of sampling and data, success of any test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in government regulations, legislation and rates of taxation, inflation, changes in exchange rates and the availability of foreign exchange, fluctuations in commodity prices, delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone in connection with the SPAC Transaction or otherwise; failure to realize the anticipated benefits of the SPAC Transaction, including difficulty in integrating the businesses of Lifezone Holdings and GoGreen; the risks related to the rollout of Lifezone’s business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; Lifezone’s development of, and processing of mineral resources at, the Kabanga Nickel project; the effects of competition on Lifezone’s business; the ability of Lifezone to execute its growth strategy, manage growth profitably and retain its key employees; the ability of Lifezone to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone’s business; the volatility of the trading price of Lifezone’s ordinary shares; Lifezone’s ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone to maintain the listing of its securities on a U.S. national securities exchange; costs related to the SPAC Transaction and the PIPE transactions; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

The foregoing list of risk factors is not exhaustive. There may be additional risks that management presently does not know or that Management currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide expectations, plans or forecasts of future events and views as of the date of this Interim Report. Lifezone and Lifezone anticipate that subsequent events and developments will cause assessments to change. However, while Lifezone may elect to update these forward-looking statements in the future, Lifezone specifically disclaims any obligation to do so.

You should not put undue reliance on these statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results in such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Interim Report, which are based upon information available to us as of the date of this Interim Report, and such statements should not be read to indicate that our management has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Certain statements made herein include references to “clean” or “green” metals, methods of production of such metals, energy, or the future in general. Such references relate to environmental benefits such as lower green-house gas (“GHG”) emissions and energy consumption involved in the production of metals using the Hydromet Technology relative to the use of traditional methods of production and the use of metals such as nickel in the batteries used in electric vehicles.

While studies by third parties (commissioned by Lifezone) have shown that the Hydromet Technology, under certain conditions, results in lower GHG emissions and lower consumption of electricity compared to smelting with respect to refining platinum group metals, no active refinery currently licenses the Hydromet Technology. Accordingly, the Hydromet Technology and the resultant metals may not achieve the environmental benefits to the extent Lifezone expects or at all. Any overstatement of the environmental benefits in this regard may have adverse implications for Lifezone and its stakeholders. Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this Interim Report, except as required by applicable law.

Management’s Discussion and Analysis of financial condition and results of operations

Special note regarding forward-looking statements (continued)

Third quarter highlights

●	High-grade drill results received from infill drilling at the Kabanga Nickel project | Campaign designed to enhance the mineral resource estimates for the Tembo and North Zones.

●	Multiple technical work programs continue | Activities will inform the ongoing definitive feasibility study, expected by the end of Q3 2024.

●	Safety is the top priority at Kabanga | The site has achieved a milestone of more than one million hours worked without a lost time injury.

●	Positive engagement continues with local stakeholders and Tanzanian government | Lifezone Metals’ teams performed activities such as financial literacy training, hosted multiple site visits with senior government officials and furthered social and environmental studies.

●	Integration of the Simulus Group in Perth well underway | A fully integrated laboratory and engineering study team allows for shortened testing times and meets the specific requirements of our Hydromet Technology.

●	Well capitalized with proceeds from PIPE transaction | Consolidated cash and cash equivalents of $73 million as of September 30, 2023.

●	NYSE Listing Complete | Lifezone began trading with the ticker symbol LZM on the NYSE on July 6, 2023, creating the first pure-play NYSE publicly traded nickel resource and cleaner technology company.

Subsequent to the quarter end, on December 7, 2023, Lifezone reported the November 2023 Mineral Resource Update for the Kabanga Nickel Project. The November 2023 Mineral Resource Update reflected the results of Lifezone Metals’ 2021-2023 drilling programs and an updated mineralization interpretation. The November 2023 Mineral Resource Update included a significant increase in Mineral Resources tonnages and contained metals.

Business overview

Lifezone is a cleaner metals company focused on supplying critical metals with low levels of associated carbon dioxide emissions, to support the global energy transition. This is expected to be achieved through the adoption of its patented Hydromet Technology, which offers a cleaner and cheaper alternative to traditional downstream smelting and refining.

The Hydromet Technology is currently amenable to processing and refining metals from sulfide minerals containing nickel and cobalt (for the production of batteries for electric vehicles), copper (for electrification), platinum group metals (for expanding the hydrogen economy) and gold without the use of cyanide for processing. Lifezone’s management has technical expertise in hydrometallurgical refining, a track record of building and operating mines and commercial capabilities to finance projects.

Lifezone is domiciled in the Isle of Man and listed on the NYSE with the ticker LZM.

Management’s Discussion and Analysis of financial condition and results of operations

Kabanga Nickel project overview

Lifezone’s primary metals asset is the Kabanga Nickel project in Tanzania, believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. The Kabanga Nickel project could become a direct-to-metal operation bringing together potential future mining operations and a Hydromet Technology refinery.

Approximately 350 kilometers from the Kabanga mine site, at a brownfield site in Kahama with existing infrastructure and nearby rail, a refinery is anticipated to be constructed that will utilize Lifezone’s Hydromet Technology. The refinery site in Kahama is expected to be located within a Special Economic Zone, which could include fiscal benefits. Lifezone envisions that the refinery will process nickel, copper, and cobalt delivered from the Kabanga Nickel project, enabling fully traceable refined metals to be sold to global customers.

The refined end products are expected to carry a significantly lower carbon dioxide emissions footprint compared to industry averages, particularly with regards to nickel as most of future global nickel supply is coming from Indonesia where energy-intensive refining technologies utilize electricity predominantly from coal-fired power stations.

The Kabanga Nickel project deposit has historically been constrained by lack of infrastructure (rail and grid power) and distance from international smelters. However, Lifezone plans to unlock this large, high-grade project primarily through leveraging capital and operating cost efficiencies expected to be achieved through the use of its Hydromet Technology when compared to smelting, with a proposed vertically integrated operation within Tanzania. In-country beneficiation is an important social benefit allowing Tanzania to recognize the full economic and social value of its national resources.

Lifezone formally acquired the Kabanga Nickel project in April 2021 from previous joint owners, Barrick Gold and Glencore who had spent over $293 million on the project and completed 577 kilometers of diamond drilling. In December 2021, Lifezone Limited brought BHP, the world’s largest mining company by market capitalization, as a funding partner into the Kabanga Nickel project. Since then, BHP has invested $90 million into the Kabanga Nickel project and $10 million into Lifezone Limited, which holds Lifezone’s Hydromet Technology patents.

A Framework Agreement with the Government of Tanzania was signed in January 2021 between KNL and the Government of Tanzania, which stipulates the principles of sharing of economic benefits and its 16% free-carried interest in the Kabanga Nickel project. Subsequently, a Special Mining License (“SML”) was issued to KNL in October 2021 that is valid for a period covering the estimated productive life of the deposit. The Kabanga Nickel project is not subject to any commercial metals streaming or royalty arrangements with related or third parties.

BHP’s current look-through ownership of the Kabanga Nickel project is 14.3%. Upon completion of the DFS, BHP have the option to increase their look-through ownership to 51%. The option consideration will be calculated by applying a 0.7 multiple to the net asset value of the KNL determined by 3 independent valuation experts. Proceeds will be used to fund the development of the Kabanga Nickel project. KNL has agreed with BHP a royalty rate in return for licensing its Hydromet Technology to the refinery. Lifezone will retain 40% of the marketing rights of the refined end products from the refinery, under certain conditions.

Lifezone has commenced a competitive process to monetize a portion of its 40% allocation of the marketing rights. Lifezone has engaged with several global original equipment car manufacturers and battery producers who have expressed an interest in purchasing refined nickel cathode that could be produced from the Kahama refinery in the future. The scale and quality of the project, and the potential low carbon dioxide emissions footprint of the metal have been well received. As at September 30, 2023, Lifezone has yet to enter into significant revenue contracts or forward looking commitments with potential customers of products produced by the Kabanga Nickel project.

Management’s Discussion and Analysis of financial condition and results of operations

Kabanga Nickel project overview (continued)

During Q3 2023, the infill drilling program continued with a goal of increasing the geological confidence of nickel mineralization. An average of five drill rigs were employed onsite and a total of 12 drill holes totaling 8,955 meters were completed during the period. Infill drilling concluded at the Tembo Zone in June and then shifted focus to the North Zone. Approximately 33,443 new meters have been added into the resource model from the infill drilling campaign since it commenced in December 2021 to the end of September 2023. The results of the successful infill drill program and an updated mineralization interpretation led to the publication of the November 2023 Mineral Resource Update on December 7, 2023, which included a significant increase in Mineral Resources tonnages and contained metals.

Geotechnical studies remain ongoing, water monitoring bores are informing onsite hydrology studies, and metallurgical testing is also underway with variability samples drilled and collected. Engineering work has been focusing on the underground mine design, the placement of surface infrastructure and the positioning of tailings storage facility. The preparation of the DFS remains on track for completion by the end of Q3 2024.

The Kabanga Nickel project site had a successful quarter with no lost time injury occurrences. As a result, the project recorded more than one million hours worked without a lost time injury. The “Your Safety is My Safety” campaign continues its successful implementation and training continued with employees and contractors.

As continued demonstration of Lifezone’s commitment to local stakeholders and the Government of Tanzania, Lifezone’s teams performed activities such as financial literacy training, hosted multiple site visits with senior government officials and furthered social and environmental studies.

Hydromet Technology overview

Lifezone is also focused on commercializing its Hydromet Technology in the metals recycling market, which is expected to grow substantially in the future as an alternative supply of critical minerals. Currently over 20% of the global supply of PGMs comes from the secondary market with the large majority being processed by smelters. Lifezone intends to break energy-intensive and polluting smelting from the recycling chain and provide a cleaner solution for the circular economy. Utilizing the Lifezone’s existing processing knowledge relating to PGMs, the perceived route to market is to install a hydrometallurgical recycling facility to process and refine PGMs from spent autocatalytic converters in North America or Europe. On June 15, 2023, Lifezone Limited signed a Memorandum of Understanding with a global PGM customer to establish a commercial scale PGM recycling facility.

Research and development and further broadening the Lifezone’s IP with additional patents is a continuous exercise to ensure its Hydromet Technology is protected and can be applied to processing additional metal groups and deposit types. On July 18, 2023, Lifezone closed the acquisition of Simulus in Perth, Australia. As a result, Lifezone now has an in-house laboratory to undertake additional test work and engineering design to further streamline project timelines; advance our research and development initiatives to current projects and importantly potentially widen our portfolio of patents; and undertake metallurgical test work for potential clients that may wish to adopt Lifezone’s Hydromet Technology in return for licensing fees.

Management’s Discussion and Analysis of financial condition and results of operations

Explanatory note relating to the SPAC Transaction and listing on the NYSE.

As described in detail in Note 1 of Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements, at Closing, Lifezone consummated the previously announced SPAC Transaction pursuant to the BCA, dated as of December 13, 2022, by and among Lifezone, GoGreen Investments Corporation, an exempted blank check company incorporated under the laws of the Cayman Islands, GoGreen Sponsor 1 LP, a Delaware limited partnership, Aqua Merger Sub, a Cayman Islands exempted company and Lifezone Holdings, and Keith Liddell, solely in his capacity as Lifezone Holdings shareholder representative, and the shareholders of Lifezone Holdings party thereto.

Pursuant to the BCA, among other things, closing mechanics of the SPAC Transaction comprised:

1.	GoGreen merged with and into the Merger Sub, with the Merger Sub surviving the merger and the shareholders of GoGreen (other than shareholders of GoGreen who elected to redeem their GoGreen ordinary shares and dissenting shareholders) receiving ordinary shares, with $0.0001 par value per share, of Lifezone (“ordinary shares”); and

2.	each issued and outstanding GoGreen public warrant converted into, and was exchanged for, the right to receive one Lifezone public warrant and (ii) each issued and outstanding GoGreen private warrant converted into and was exchanged for the right to receive one Lifezone private warrant (in the case of each GoGreen public warrant and GoGreen private warrant, rounded down to the nearest whole number of warrants without cash settlement for such rounded fraction in accordance with the terms of the BCA) (the Lifezone public warrants and the Lifezone private warrants, together, the “warrants”);

The SPAC Transaction was consummated on the Closing Date. The transaction was unanimously approved by GoGreen’s board of directors and was approved at the EGM. GoGreen’s shareholders also voted to approve all the other proposals presented at the EGM.

As a result of the SPAC Transaction, Merger Sub, as the surviving entity, and Lifezone Holdings each became wholly owned subsidiaries of Lifezone.

On the Closing Date, ordinary shares and the warrants commenced trading on the NYSE, under the new ticker symbols “LZM” and “LZMW,” respectively.

Foreign Private Issuer status

Given the Company is incorporated in the Isle of Man, it is considered a Foreign Private Issuer (“FPI”) under the securities laws of the U.S. and the rules of the NYSE.

In our capacity as an FPI, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. NYSE listing rules include certain accommodations in the corporate governance requirements that allow FPI, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of NYSE.

FPIs may prepare their financial statements using US GAAP; or IFRS pursuant to Regulation S-X Rule 4-01(a)(2). In the case of FPIs that use the English-language version of IFRS as issued by the International Accounting Standards Board, or IASB IFRS, no reconciliation to US GAAP is needed.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Foreign Private Issuer status (continued)

We may take advantage of these exemptions until such time as we are no longer an FPI. We are required to determine our status as an FPI on an annual basis at the end of each second fiscal quarter.

We would cease to be an FPI at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies:

1.	the majority of our executive officers or directors are United States citizens or residents.

2.	more than 50% of our assets are located in the United States; or

3.	our business is administered principally in the United States.

If we lose our FPI status we would be required to comply with Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for FPIs.

Emerging Growth Company status

We are an Emerging Growth Company (“EGC”), as defined in the Jumpstart Our Business Startups Act of 2012 (the (“JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. This includes, but is not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in their periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will continue to qualify as an EGC until the earliest to occur of:

1.	the last day of the fiscal year during which we had total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every 5 years by the SEC or more;

2.	the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the Securities Act;

3.	the date on which we have, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or

4.	the date on which we are deemed to be a “Large Accelerated Filer”, as defined in Exchange Act Rule 12b-2. Lifezone would become a Large Accelerated Filer if Lifezone has a public float of greater than $700 million, has been filing periodic reports for at least 12 months, has previously filed at least one annual report, and is not a smaller reporting company.

Section 103 of the JOBS Act provides that an EGC is not required to comply with the requirement to provide an auditor’s report on ICFR under Section 404(b) of the Sarbanes-Oxley Act. An EGC still has to perform management’s assessment of internal control over financial reporting (SOX 404(a)) and the disclosure requirement of Item 308(a) of Regulation S-K). As Lifezone is a newly public company, a SOX phase-in exception applies whereby the management report is not required until the second annual report.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Emerging Growth Company status (continued)

On September 21, 2023 Lifezone engaged Mazars LLP, a specialist SOX compliance knowledge and internal controls expert to support the implementation of SOX compliance requirements to assist Lifezone to be SOX compliant by end of financial reporting December 31, 2024. The companies excluded from the scope are companies that have no material impact on Lifezone as they have no employees, no active operation or are in voluntary liquidation.

We expect to continue to be an EGC for the foreseeable future.

Recycling market update

On December 13, 2023, Lifezone announced that it has entered into a non-binding term sheet with a subsidiary of Glencore plc (the world’s fourth largest mining company by market capitalization) for the two-phased implementation of a recycling joint venture to recover platinum group metals from spent automotive catalytic converters utilizing Lifezone’s Hydromet Technology. The business model will involve the purchase of catalytic converter feed material to process and deliver high-purity, refined PGMs on site from 100% recycled sources.

At incorporation, Lifezone Recycling US, LLC is registered in the US and 100% owned by Lifezone. Upon completion of the first phase investment, Glencore and Lifezone will both invest $1.5 million into Lifezone Recycling US, LLC for new units and pro-forma equity ownerships of 94% and 6% (Lifezone and Glencore, respectively).

Proceeds from the first stage investment will primarily be allocated to funding a confirmatory pilot plant and feasibility study to take place in Lifezone’s laboratory in Perth, Australia. The results of the piloting and study are expected to conclude by the end of H1 2024 and the second stage investment decision will be dictated by the outcomes of the first stage.

Segments

See Note 4 of Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2023 for further details.

Significant components of results of operations

Revenue, Cost of Sales, and Gross Profit

Lifezone has generated significant losses from its operations as reflected in Lifezone’s accumulated deficit of $403.4 million as of September 30, 2023. Additionally, Lifezone has generated significant negative cash flows from operations and investing activities as we continue to support the development of our business and the Kabanga Nickel project. For a discussion of our expected spending on capital expenditures to support our continued commercialization and growth objectives as we strategically invest in studies, test work, equipment, and infrastructure, see “Liquidity and capital resources”. In addition to our capital expenditure, we expect our operating expenses to increase for both infrastructure and workforce-related costs as we seek to expand our patent portfolio, continue to invest in research and development activities, seek to expand the market penetration of our Hydromet Technology and develop the Kabanga Nickel project.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Significant components of results of operations (continued)

Revenue, Cost of Sales, and Gross Profit (continued)

We generate revenue from our IP licensing business.

Lifezone Limited has granted the Kell license to Kelltech Limited (50% owned by Lifezone Limited) to exclusively use its Hydromet Technology across the SADC License Area. The Kell License relates to Lifezone Limited’s Hydromet Technology applicable to just precious metals projects. In turn, Kelltech Limited has exclusively sub-licensed the Kell License to KTSA (66.67% owned by Kelltech Limited). Kellplant is a wholly owned subsidiary of KTSA. For more information refer to Note 23

IP licensing revenue received by Lifezone Limited under the Kell license are shown below.

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Kellplant Proprietary Ltd	56,140	130,583	129,680	1,133,122
Kelltechnology SA Proprietary Ltd	159,520	377,707	524,888	440,330
	215,660	508,290	654,568	1,573,452

As of September 30, 2023, Lifezone did not have any material non-cancellable commitments relating to capital expenditures that it cannot cancel without a significant penalty.

Other than the $4 million contingent payment due to the sellers of the Kabanga Nickel project upon the earlier of the completion of the DFS and the fifth anniversary of the contract from the date of signing, but no later than December 2024, we did not have any material commitments or contingencies as at September 30, 2023.

We have not generated any revenue from our mining project because the Kabanga Nickel project is in the exploration and evaluation stage. We do not expect to generate any revenue from our mining projects in the foreseeable future.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Significant components of results of operations (continued)

Revenue, Cost of Sales, and Gross Profit (continued)

	Three months ended September 30,		Q3 change
	2023	2022	2023	2022
	$	$	$	$
Revenue	556,271	531,739	24,532	5%
Loss on foreign exchange	(228,619)	(114,441)	(114,178)	(100)%
General and administrative expenses	(347,843,080)	(4,613,327)	(343,229,753)	(7,440)%
Operating loss	(347,515,428)	(4,196,029)	(343,319,399)	(8,182)%
Interest income	87,678	99,237	(11,559)	(12)%
Interest expense	(58,974)	(68,306)	9,332	14%
Loss before tax	(347,486,724)	(4,165,098)	(343,321,626)	(8,243)%
Income tax	-	-	-	0%
Loss for the financial period	(347,486,724)	(4,165,098)	(343,321,626)	(8,243)%
Other comprehensive income
Exchange gain on translation of foreign operations	(213,406)	5,699	(219,105)	(3,845)%
Total other comprehensive income for the period	(213,406)	5,699	(219,105)	(3,845)%
Total comprehensive loss for the financial period	(347,700,130)	(4,159,399)	(343,540,731)	(8,259)%

Revenue, Cost of Sales, and Gross Profit

Comparison of Lifezone’s combined unaudited proforma condensed consolidated results of operations for Q3 2023 and Q3 2022.

Revenue

Revenue for Q3 2023 was $556,271, compared to $531,739 for Q3 2022, an increase of $24,532. The increase in revenue was primarily on account of increase revenue from consultancy services provided to third parties offset by a decrease in revenue services provided to the development of the Kellplant Hydromet Technology refinery project which is on hold and will need to be rescoped following SRL’s decision to update their mine plan and scope the refinery to process its underground mining operations, which have not been developed yet.

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Revenue, Cost of Sales, and Gross Profit (continued)

Exchange loss on translation of foreign operations

The loss on foreign exchange at Lifezone for Q3 2023 was $228,619, as compared to $114,441 in Q3 2022, an increase of $114,178. The increase in the loss on foreign exchange was primarily due to movements in exchange rates in subsidiary operations.

Interest income

Interest income represents the income earned by Lifezone pursuant to the interest on the financial instruments and cash held with banks.

Interest expense is the interest accretion related to contingent consideration in relation to the KNL legacy acquisition, interest on leases and other interest expense.

	Three months ended September 30,		Q3 change
	2023	2022	2023 v 2022
General and Administrative expenses	$	$	$	$
Wages & employee benefits	2,070,172	925,602	1,144,570	124%
Professional fees	1,181,725	1,075,535	106,190	10%
Directors’ fees	262,179	43,604	218,575	501%
Legal expenses	80,357	118,982	(38,625)	(32)%
Mining expenses	-	351,578	(351,578)	(100)%
Depreciation of property and equipment	534,589	30,929	503,660	1,628%
Depreciation of right of use asset	144,641	9,887	134,754	1,363%
Amortization of intangible assets	84,973	-	84,973	0%
Share-based expense - Lifezone Holdings shareholder earnout	248,464,035	-	248,464,035	0%
Share-based expense - Sponsor earnout	17,094,750	-	17,094,750	0%
SPAC Transaction expenses	76,857,484	-	76,857,484	0%
Audit & accountancy fees	194,021	116,002	78,019	67%
Drilling and site costs	-	28,622	(28,622)	(100)%
Insurance	515,932	37,662	478,270	1,270%
Other administrative expenses	31,483	187,891	(156,408)	(83)%
Taxes & licenses	-	1,486,749	(1,486,749)	(100)%
Travel	326,739	200,284	126,455	63%
	347,843,080	4,613,327	343,229,753	7,440%
Loss on foreign exchange	228,619	114,441	114,178	100%
	347,071,699	4,727,768	343,343,931	7,262%

Management’s Discussion and Analysis of financial condition and results of operations

Business overview (continued)

Revenue, Cost of Sales, and Gross Profit (continued)

General and administrative expenses

Total general and administrative expenses for the three months ending September 30, 2023 were $347,843,080 compared to $4,613,327 for the three months ending September 30, 2022, an increase of $343,229,753. The increase in recurring general and administrative expenses was primarily due to the addition of 98 new employees on top of the closing 75 employee headcount as of September 30, 2022. This amounts to an increase of $1,144,570 in wages and employee benefits resulting in a total employee headcount of 173 as of September 30, 2023 and an increase of $67,565 in professional and legal expenses. Increase in travel expenses of $126,455 was primarily caused by travel to the Kabanga Nickel project site (within Tanzania by local employees) and increased travel by the owner’s team and consultants to Tanzania.

Audit & Accountancy fees have increased $78,019, largely due to additional external audit fees associated with the BCA. Excluding the increase in audit related costs, following the hiring of internal accounting resources compared to the period ended September 30, 2022 where accounting services were externally sourced, costs related to external accounting services are reducing.

Share-based expenses of $265,558,785 under the SPAC Transaction have been recognized in accordance with IFRS 2 Share-based Payment, the earnouts have market performance vesting conditions. These earnouts relate to shares granted to previous Lifezone Holdings shareholders and Sponsor shareholders.

Furthermore, Lifezone has recognized $76,857,484 in SPAC Transaction expenses to account for the excess of fair value of equity issued to participating GoGreen shareholders over the value of GoGreen’s identifiable net assets acquired as part of the SPAC Transaction. The SPAC Transaction expenses are considered compensation for the service of a stock exchange listing in accordance with IFRS 2 paragraph 10.

Exploration and evaluation assets and mining data

Lifezone capitalized mining expenses in Q3 2023 to exploration and evaluation assets following advancement in its exploration and study program.

Nine months ended September 30, 2023, compared to the September 30, 2022

$
Carrying amount at September 30, 2022	16,274,121
Movements during the quarter	2,181,185
Carrying amount at December 31, 2022	18,455,306
Movements during the period	30,109,241
Carrying amount at September 30, 2023	48,564,547

See Note 12 of our unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2023.

Management’s Discussion and Analysis of financial condition and results of operations

Kabanga Nickel project – Tanzania

Management considers exploration and evaluation costs linked to the Kabanga Nickel project meeting the criteria of exploration and evaluation assets under IFRS 6. The ongoing work is focused on the SML area granted October 27, 2021, which is owned by Tembo Nickel, a joint-venture company incorporated in Tanzania of which the Government of Tanzania is a 16% shareholder.

Furthermore, the outcome of the ongoing exploration work and studies are expected to be captured in a DFS, which is yet to be published. Earlier studies are more than 5 years old and are considered outdated in a commercial and technical sense. Lifezone aims to release the DFS in the next 12 months and to maintain the good standing of the licenses and permits linked to the Kabanga Nickel SML area. A key part of the business plan is an extensive exploration program that is intended to expand the areas of known mineralization and to increase the geological confidence of previously defined mineral resources. The expected completion of the DFS will allow for the declaration of a mineral reserve.

Exploration costs arising following the issuance of a prospecting and mining license are capitalized on a project-by-project basis as exploration and evaluation assets. Management considers the following exploration and evaluation costs (but not exhaustive) meeting the criteria under IFRS 6 for capitalization:

●	purchase of legal rights to explore for natural resources;

●	to conduct topographical, geochemical, geophysical investigations and related technical services;

●	trenching, pitting and soil sampling;

●	any type of exploratory drilling and assaying and related consulting services;

●	generation of any geotechnical information;

●	related costs to access the site and provide accommodation and basic services including security and transport for employees and contractors;

●	statutory reporting requirements,

●	license fees and other cost to keep the licenses in good standing, including external affairs, government relationship and community work related to an exploration asset;

●	costs related to feasibility studies, including trade-off and commercial studies;

●	metallurgical tests including testing of mineralization for processing and refining, stacking and storage, acid mine drainage or transport;

●	all labour and contractor costs related to the activities above;

●	finance costs to the extent they are directly attributable to financing these activities, following IFRS 7; and

●	costs incurred as part of exploration activities include appropriate technical and administrative overheads, that might be provided by offshore and holding entities.

It can be assumed, that if a legal entity only holds one exploration and evaluation assets, most if not all costs are related to that exploration and evaluation asset and these costs get capitalized in relation to that single asset.

Management’s Discussion and Analysis of financial condition and results of operations

Liquidity, capital resources and capital requirements

Liquidity refers to Lifezone’s ability to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations, any debt service, and other commitments.

Through our wholly owned subsidiary, Lifezone Limited, we own a family of Hydromet patents for metal beneficiation. Our business model for the IP licensing business is to generate income from consulting fees and licensing our proprietary technology in return for royalties. We may also own interests in and/or operate processing refineries, that use our patented Hydromet Technology and accumulated IP and skills, to economically beneficiate metals to produce refined products for sale with significantly reduced carbon dioxide emissions intensity and cost when compared to traditional smelting and refining methods.

We estimate that our Kabanga Nickel project mining and refining operations will require significant capital expenditures to build out the required infrastructure and procure equipment ahead of commencing operations. Pursuant to the initial BHP’s investment in KNL in 2021 and the Tranche 2 Investment, BHP currently owns 17.0% of the shareholding of KNL, having cumulatively invested $90 million directly into KNL.

Further, pursuant to the Tranche 3 Option Agreement entered into between BHP, Lifezone Limited and KNL, BHP has the option to consummate a further investment in KNL, subject to the satisfaction of certain conditions, in particular, the satisfactory completion of, and agreement on, the DFS, agreement on the joint financial model with the Government of Tanzanian in respect of the Kabanga Nickel project, the amendment of the articles of association and share capital of the subsidiaries of Tembo Nickel to remove the free-carried interest rights of the Government of Tanzania in the subsidiaries of Tembo Nickel and receipt of any necessary regulatory and tax approvals. In the event such investment is consummated, BHP would own a 60.7% majority stake in KNL providing a 51% indirect interest in Tembo Nickel. The proceeds of such investment will be used to further advance the Kabanga Nickel project by taking the project through into formal construction. If the Tranche 3 investment is not made by BHP, we expect that we would continue developing the Kabanga Nickel project with additional funding through traditional project debt and/or equity financing sources, monetizing the offtake from the project and/or royalty streams, and we may also explore other strategic partners for the project or sell certain of our assets. Lifezone is seeking to monetize our portion of the marketing rights with an offtake agreement. If Lifezone is unable to monetize its portion of the marketing rights through an offtake agreement, then other funding avenues will need to be pursued.

Management’s Discussion and Analysis of financial condition and results of operations

Liquidity, capital resources and capital requirements (continued)

As of September 30, 2023, Lifezone’s non-cancellable commitments, as disclosed below, do not include any commitments related to capital expenditures as Lifezone does not have any material commitments related to capital expenditures that it cannot cancel without a significant penalty.

Other than the $4 million contingent payment due to the sellers of the Kabanga Nickel project upon the completion of the DFS or on December 9, 2024, whatever is earlier, Lifezone did not have any material commitments or contingencies as at September 30, 2023.

To enhance our liquidity position or increase our cash reserve for future investments or operations, we may in the future seek equity or debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders, and any issuance and sale of additional equity at our subsidiaries, including in connection with the Tranche 3 investment in KNL by BHP, would dilute our interest in KNL. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

Cashflow results

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
	(Unaudited)		(Unaudited)
Operating activities	(17,575,389)	(4,580,412)	(23,631,684)	(9,355,054)
Investing activities	(21,138,737)	(1,539,828)	(38,644,145)	(3,491,871)
Financing activities	67,587,304	(27,613)	115,024,529	(66,223)
Net increase (decrease) in cash and cash equivalents	28,873,178	(6,147,853)	52,748,700	(12,913,148)

Comparison of Lifezone’s results of operations for Q3 2023 and Q3 2022

a)	Cash flow from operating activities

Net cash used in operating activities of Lifezone was $17,575,389 for Q3 2023, primarily consisting of $347,700,130 of comprehensive loss for the period, adjusted for (i) items such as expenses for share-based payments, issuance of common stock under the SPAC Transaction cumulatively amounting to $342,416,269, interest income, movements in amortization of intangibles, foreign exchange loss, interest income, interest expense and depreciation of property and equipment and right-of-use assets cumulatively amounting to $964,118 and (ii) working capital changes, primarily consisting of an decrease in trade and other receivables of $235,925, increase in fuel inventories of $37,714, decrease in related party receivables of $1,309,343, decrease in prepaid expenses of $578,340, changes in prepaid mining license of $254,850 and an decrease in trade and other payables of $15,596,390.

Management’s Discussion and Analysis of financial condition and results of operations

Cashflow results (continued)

a)	Cash flow from operating activities (continued)

Net cash used in operating activities of Lifezone was $4,580,412 for Q3 2022, primarily consisting of $4,159,399 of consolidated loss for the period, adjusted for (i) items such as interest income, amortization of intangibles, foreign exchange loss, interest income, interest expense, loss on disposal of property and equipment, and depreciation of property and equipment and right-of-use assets cumulatively amounting to $124,326 and (ii) working capital changes, primarily consisting of an increase in trade and other receivables of $356,463, increase in fuel inventories of $14,653, decrease in related party receivables of $8,004, increase in prepaid expenses of $390,326, changes in prepaid mining license of $255,299 and an increase in trade and other payables of $47,200.

b)	Cash flow from investing activities

Net cash used in investing activities of Lifezone was $21,138,737 for Q3 2023, of which $12,643,426 related to the investment in exploration and evaluation assets, the acquisition of subsidiaries (in connection with the Simulus acquisitions, net of cash acquired) amounting to $8,085,255, expenditures relating to the acquisition of property and equipment amounting to $287,366 and patent costs incurred amounting to $32,053, which were partially offset by interest received from banks amounting to $87,678.

Net cash used in investing activities of Lifezone was $1,539,828 for Q3 2022, of which $1,529,927 related to the investment in exploration and evaluation assets, patent costs incurred amounting to $33,619, expenditures on property and equipment amounting to $72,863 offset by interest received from banks amounting to $96,581.

c)	Cash flow from financing activities

Net cash provided by financing activities of Lifezone was $67,587,304 for Q3 2023, primarily on account of the $70,173,170 of proceeds from PIPE transaction, net cash from proceeds from SPAC acquisition of $3,104,056, exercise of Lifezone Holdings share options $110,504, offset by account of payment of lease liabilities of $179,222 and share issuance cost of $5,683,979.

Net cash provided by financing activities of Lifezone was $27,615 for Q3 2022, on account of payment of lease liabilities of $27,613.

Capital expenditures.

Lifezone’s capital expenditure for Q3 2023 was $21.2 million while Lifezone capital expenditure in Q3 2022 was $1.6 million. The capital expenditure relates largely to exploration and evaluation activities, transportation, office, and computer equipment and Lifezone costs relating to legal and professional services required to expand and maintain Lifezone Limited’s six active IP patent families.

Management’s Discussion and Analysis of financial condition and results of operations

Research and development, patents, and licenses

Existing IP and the experience of an internal technical team of skilled chemical engineers and metallurgists is a core competence of Lifezone’s ability to successfully commercialize its proprietary Hydromet Technology for the Kabanga Nickel project, other projects and across the broader downstream metals processing industry as a cleaner and cheaper alternative to smelting.

Along with trade secret protection, non-disclosure, and licensing agreements, Lifezone’s IP comprises a collection of global patents focused on the economic processing and recovery of metals from sulfide minerals and concentrates. As of September 30, 2023, Lifezone Limited has been granted or issued 98 patents and has 7 applications pending in 59 jurisdictions relating to Lifezone’s suite of Hydromet Technology and associated processes. These are categorized into six families of principal patents.

Research and development costs for the nine months ended September 30, 2023 were $81,100 (September 30, 2022: $69,014) which focused on the application of the Lifezone’s Hydromet Technology to process and recover nickel derived from lateritic mineralization and recovering platinum group metals from spent autocatalytic converters, as well as optimization and value engineering of primary nickel sulfide and PGM applications.

We estimate that our IP licensing business will require capital expenditure over the next 24 months for research and development, patent applications and laboratory equipment.

Following the closing of the acquisition of Simulus on July 18, 2023, Lifezone owns an in-house laboratory to undertake additional test work and engineering design to further streamline timelines, advance its research and development initiatives to current projects, and potentially widen the portfolio of its IP with new additional patents.

Through its Tanzanian subsidiary, Tembo Nickel, Lifezone currently holds an SML over the Kabanga Nickel deposit project area with an approximate area of 201.85 square kilometers. An SML is the type of license required to develop large-scale mining operations in Tanzania requiring a capital investment of not less than $100 million. The SML was issued on October 25, 2021 and shall remain valid for a period of the productive life of the Kabanga Nickel deposit indicated in a feasibility study report or such period as the applicant may request unless it is cancelled, suspended, or surrendered in accordance with the law.

The SML carries an annual rent of $1,009,250. In addition, the Lifezone holds 5 Prospecting Licenses surrounding the Kabanga SML. An Environmental Impact Assessment certificate was transferred from the legacy Kabanga acquisition entities to Tembo Nickel on June 16, 2021. Subsequently an updated Environmental and Social Management Plan was submitted to the Tanzanian National Environmental Management Council and approved on June 19, 2023.

Management’s Discussion and Analysis of financial condition and results of operations

Tabular disclosure of contractual arrangements

	USD	USD	USD	USD	USD
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital (Finance) Leases	-	-	-	-	-
Operating Lease Obligations	1,684,653	521,768	1,162,885	-	-
Purchase Obligations	3,080,989	3,080,000	-	-	-
Other Long-Term Liabilities	4,000,000	-	4,000,000	-	-
Total	8,765,642	3,602,757	5,162,885	-	-

Long-Term Debt Obligations, Capital (Finance) Leases, Operating Lease Obligations and Other Long-Term Liabilities are IFRS required reporting disclosures. Lifezone does not have contractual arrangements covering Long-Term Debt Obligations and Capital (Finance) Leases.

Management defines Purchase Obligations as agreements to purchase goods and services that are enforceable and legally binding across the business. Management assesses existing agreements by focusing on the largest agreements in place at the end of the reporting period. Lifezone does not have take-or-pay agreements, long-term constructions, or supply contracts in place as of September 30, 2023. Most of the agreements are for exploration services or technical services related to the feasibility study for the Kabanga Nickel project and the majority of these contracts can be terminated by Lifezone and its subsidiaries with four weeks’ notice, with the amount shown under Purchase Obligations reflecting that termination right based on historical spending.

Off-balance sheet arrangements and legal proceedings

As of September 30, 2023, Lifezone did not have or was not involved in any off-balance sheet arrangements that have or are reasonably likely to have a material effect on our financial condition, results of operations, expenses, or liquidity and capital resources.

Lifezone is not engaged in any capacity in any material litigation, arbitration, prosecution or other legal proceedings (which means with a value of in excess of $100,000) or in any material proceedings or hearings before any statutory or governmental body, department, board or agency or other dispute resolution proceedings (“Legal Proceedings”), nor has Lifezone been involved in any such Legal Proceedings during the 12 months prior to September 30, 2023 and the date of this Interim Report.

No such litigation, arbitration, prosecution, or other proceedings are pending, and no facts or circumstance exist which are likely to result in any Legal Proceedings.

So far as Lifezone is aware, there is no outstanding judgment, order, decree, arbitral award or decision of any court, tribunal, arbitrator, or governmental agency against any Lifezone group entity or any person for whose acts Lifezone may be vicariously liable.

So far as Lifezone is aware, no material dispute with the employees of the Lifezone exists or is threatened and Lifezone is not aware of any existing or threatened labor disturbance by such employees or those of any of its significant suppliers, manufacturers, contractors, or customers.

Management’s Discussion and Analysis of financial condition and results of operations

Related Party Transactions

See Note 17.

Management

Executive Officers and Directors

The following table lists the names, ages as of September 30, 2023 and positions of the individuals who currently serve as directors and officers of Lifezone:

Name	Age	Position(s)
Keith Liddell	64	Chairman, Director
Chris Showalter	48	Chief Executive Officer, Director
Ingo Hofmaier	47	Chief Financial Officer
Gerick Mouton	46	Chief Operating Officer
Dr. Mike Adams	63	Chief Technical Officer
Spencer Davis	45	Group General Counsel
Natasha Liddell	39	Chief Sustainability Officer
Anthony von Christierson	35	Senior Vice President: Commercial and Business Development
Govind Friedland	48	Director
John Dowd	55	Director
Robert Edwards	57	Director
Beatriz Orrantia	52	Director
Jennifer Houghton	61	Director
Mwanaidi Maajar	69	Director

Note: - Evan Young (age 38) joined the Company as Senior Vice President: Investor Relations and Capital Markets on October 10, 2023. Evan Young has more than 15 years of metals and mining capital markets experience and will lead the investor relations program.